Instacare Corp. Engages San Diego Based Capital Growth Resources as Investment Banker

Thursday May 3, 8:45 am ET

CGR to Assist Company with Financing, Evaluating Two Potential Acquisitions and Assessing Strategies to Maximize Shareholder Value

NEW YORK--(BUSINESS WIRE)--Instacare Corp., (OTC/BB:ISCR - News) the developer of patent-pending technologies for e-health and EMR applications, the distributor of life-saving prescription drugs and diagnostics for the chronically ill, and a leading Wi-Fi PDA technology provider to the lodging industry, today announced that it has engaged Capital Growth Resources ("CGR"), the El Cajon, CA based investment banking firm, to assist the Board of Directors and management with an upcoming financing, evaluating two acquisitions the company is completing, and assessing its strategic alternatives to maximize shareholder value.

CGR is an NASD Broker/Dealer and subsidiary of the Capital Growth Planning, Inc. Since 1969, Capital Growth Planning, Inc. has served the financial needs of hundreds of clients and are acknowledged leaders in the financial services and investment banking community, having over 100 years of combined expertise.

"We feel we have the right partner in CGR to assist Instacare management in implementing its current and long-term business and market strategies," said Robert Jagunich, Chairman of Instacare. "We believe our best solutions include a combination of a strategic financing, key acquisitions and partnerships with other firms who already have a significant presence in our key targeted medical markets. We are moving as quickly as possible."

About Instacare Corp.

Instacare Corp. is a leading provider of prescription drug and prescription diagnostics to several medical channels and is currently shipping these products to service providers and care givers who service in excess of 20,000 diabetes afflicted patients. Instacare adds value to the medical products it sells by providing much needed Internet-enhanced medical PDA devices to manage critical data, enhance productivity, and facilitate communication with applications in the healthcare sector.

About Capital Growth Resources

Capital Growth Planning, Inc., www.cgpfinancial.com, the parent company of Capital Growth Resources, was established in 1969, and is a fully diversified investment and financial services corporation specializing in comprehensive financial, investment, tax, business, and estate planning. Through its affiliated NASD Broker/Dealer, Capital Growth Resources, it provides a full spectrum of financial services, tax reduction strategies, investment banking, and "secured" investments to a national clientele.

Safe Harbor Statement

This release contains forward-looking statements about our business or financial condition that reflect our assumptions and beliefs based on information currently available. We can give no assurance that the expectations indicated by such forward-looking statements will be realized. There may be other risks and circumstances that we are unable to predict. When used in this release, words such as "believes," "expects," "forecasts," "intends," "projects," "plans," "anticipates," "estimates" and similar expressions are intended to identify forward-looking statements, although there may be certain statements not accompanied by such expressions.

For further information, please contact: Carla Hintz, The Wells Group, (480) 391-7400 or visit the company's Web Site: www.instacare.net.

Contact:

The Wells Group

Carla Hintz, 480-391-7400